SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d)

of the Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 1-13794

TRUMP CAPITAL ACCUMULATION PLAN

(Full title of the Plan)

TRUMP ENTERTAINMENT RESORTS, INC.

(Name of Issuer of the securities held pursuant to the Plan)

1000 Boardwalk

Atlantic City, New Jersey 08401

(Address of principal executive office)

TRUMP CAPITAL ACCUMULATION PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2004 and 2003 and for the year ended December 31, 2004 with Report of Independent Registered Public Accounting Firm

Trump Capital Accumulation Plan

Financial Statements and Supplemental Schedule

As of December 31, 2004 and 2003 and for the year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

Administrative Committee of the

Trump Capital Accumulation Plan

We have audited the accompanying statements of assets available for benefits of the Trump Capital Accumulation Plan as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 27, 2005

Trump Capital Accumulation Plan

Statements of Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments	$217,337,984	$200,385,993

Receivables:
Participants’ contributions	—	301,802
Employer’s contributions	—	83,010

Total receivables	—	384,812

Cash	—	74,289
Accrued income	30,874	31,119

Assets available for benefits	$217,368,858	$200,876,213

See accompanying notes.

Trump Capital Accumulation Plan

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2004

Additions:
Investment income:
Net appreciation in fair value of investments	$11,183,060
Interest	2,625,340
Dividends	3,518,238

17,326,638

Contributions:
Participants	14,083,803
Employer, net of forfeitures	4,217,570
Rollovers	103,238

18,404,611

Total additions	35,731,249

Deductions:
Benefits paid directly to participants	19,164,560
Administrative expenses	74,044

Total deductions	19,238,604

Net increase	16,492,645

Assets available for benefits:
Beginning of year	200,876,213

End of year	$217,368,858

See accompanying notes.

Trump Capital Accumulation Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of the Trump Capital Accumulation Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. Trump Taj Mahal Associates, LLC (formerly Trump Taj Mahal Associates), Trump Marina Associates, LLC (formerly Trump Marina Associates, L.P.), Trump Plaza Associates, LLC (formerly Trump Plaza Associates), and Trump Indiana, Inc. are participating employers in the Plan (collectively, the Company). Merrill Lynch Trust Company was the trustee of the Plan through December 31, 2004. On January 1, 2005 Fidelity Management Trust Company became the trustee of the Plan. All investment funds, except self-directed brokerage accounts, were converted to an interest-bearing cash account at December 31, 2004 in anticipation of the transfer to Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All full or part-time nonunion employees of the Company who are 18 or older and who have completed 6 months of service are eligible to participate in the Plan. Prior to September 1, 2003, employees had to complete one year of service to participate in the Plan. In addition, union employees covered by a collective bargaining agreement that provides for participation in the Plan may enroll upon meeting the same requirements as nonunion employees.

Contributions

Each year, participants may contribute up to 30% of pretax annual compensation, as defined in the Plan, subject to all other limitations of the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan for each calendar quarter. Company contributions are matched quarterly to Plan participants employed on the last day of the calendar quarter. Contributions are subject to certain limitations.

Upon enrollment, a participant may direct his/her contributions in 1% increments to any of the Plan’s fund options. Participants may change their investment options whenever they choose. In addition to the regular salary deferral contributions, Plan participants who are at least 50 years old by the end of the calendar year and who have contributed the maximum amount of regular salary deferral contributions for the year may make pretax “catch-up” contributions to the Plan, as defined. Catch-up contributions are not eligible for employer match.

Trump Capital Accumulation Plan

Notes to Financial Statements (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, earnings (losses) based on the participant’s investment elections and allocations of the Company’s contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their elective deferral contributions and rollovers plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows:

Years of Continuous Service	Percentage Vested
Less than two years	0%
Two years	25%
Three years	50%
Four years	75%
Five years or more	100%

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to reduce Company contributions. During 2004, $86,652 was used to reduce Company contributions. At December 31, 2004 and 2003, $71,575 and $11,034, respectively, were available to reduce Company contributions.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is lower, reduced by the highest balance of any loans within the prior 12-month period. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by commercial lenders. An administrative fee is required to process all loans. Principal and interest are paid ratably through payroll deductions and must be made at least quarterly.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a 10-year period. A participant may also withdraw all or part of his or her account upon attainment of age 59- 1/2 or financial hardship, as defined in the Plan.

Trump Capital Accumulation Plan

Notes to Financial Statements (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Significant Accounting Policies

Investment Valuation and Income Recognition

Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair values of the participation units owned by the Plan in the common/collective trust funds are based on quoted redemption values on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at the outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses

The Company pays all administrative expenses of the Plan, except for the administrative costs of the registered investment companies, loan processing fees, and effective October 1, 2004, fees associated with processing Qualified Domestic Relations Orders.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits and the statement of changes in assets available for benefits.

Trump Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments

Investments that represent 5% or more of the fair value of the Plan’s assets are as follows:

	December 31,
	2004	2003
Investments at fair value as determined by quoted market price:
Merrill Lynch Equity Index Trust I	$—	$14,697,284
Merrill Lynch Retirement Preservation Trust	—	45,086,634
Davis New York Venture Fund Class A	—	38,367,457
Delaware Trend Fund	—	14,766,905
American Growth Fund of America	—	19,476,850
PIMCO Total Return Fund Class A	—	13,067,039
PIMCO Total Return Fund Class A GM	—	10,247,313
Cash Fund	192,785,677	—

During 2004, the Plan’s investments (including investments bought, sold, or held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Common stocks	$(1,651,639)
Common/collective trusts	2,058,732
Mutual funds	10,775,967

$11,183,060

4. Related-Party Transactions

Certain Plan investments were in shares of mutual funds managed by Merrill Lynch. Merrill Lynch was the trustee through December 31, 2004, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

Certain assets of the Plan were previously invested in shares of Trump Hotels & Casino Resorts, Inc. common stock (THCR Common Stock) and, therefore, those transactions qualified as party-in-interest transactions. As of December 31, 2004, the Plan did not hold any shares of THCR Common Stock. At December 31, 2003, the Plan held 1,218,551 shares of THCR Common Stock with a market value of $2,632,070.

Trump Capital Accumulation Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 18, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Plan Amendment

Effective August 9, 2004, THCR Common Stock was no longer an investment option available to Participants. Subsequent to the amendment, the Company’s 401(k) Plan Committee resolved that participants’ holdings in THCR Common Stock be liquidated no later than November 15, 2004 (see Note 7).

7. Legal Proceedings

THCR Common Stock

On September 27, 2004, the New York Stock Exchange (the “NYSE”) delisted the THCR Common Stock due to the Company’s announcement to commence reorganization proceedings under chapter 11 of the United States Bankruptcy Code. In the fourth quarter of 2004 and pursuant to the Investment Policy governing the Plan, the Company’s Plan Committee decided to liquidate the THCR Common Stock Fund after first giving the Plan’s participants notice and an opportunity to sell their interests in the Fund.

On February 8, 2005, certain individuals filed a complaint in the United States District Court for the District of New Jersey, Camden Division, against certain persons and organizations that included members of the Trump Capital Accumulation Plan Administrative Committee. In their complaint, the plaintiffs alleged, among other things, that such persons and organizations, who were responsible for managing the Trump Capital Accumulation Plan, breached their fiduciary duties owed to the Plan participants when THCR Common Stock held in employee accounts was allegedly sold without participant authorization if the participant did not willingly sell such shares by a specified date in accordance with the Plan. The plaintiffs brought this suit under the Employee Retirement Income Security Act of 1974, as amended, on behalf of themselves and certain other Plan participants and beneficiaries and sought to have the court certify their claims as a class action. In their complaint, the plaintiffs also sought, among other things, damages for losses suffered by certain accounts of affected Plan participants as a result of such allegedly improper sale of THCR Common Stock and reasonable costs and attorneys’ fees. The case is in its initial phase with discovery anticipated to commence shortly after July 8, 2005, when the Answer to the Complaint will be filed. Because discovery has not yet commenced and fact investigation is ongoing, a determination cannot yet be made as to the likelihood of a favorable or unfavorable outcome.

Trump Capital Accumulation Plan

Notes to Financial Statements (continued)

8. Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2004	2003
Assets available for benefits per the financial statements	$217,368,858	$200,876,213
Amounts allocated to withdrawn participants	—	(70,075)

Assets available for benefits per the Form 5500	$217,368,858	$200,806,138

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2004:

Benefits paid directly to participants per the financial statements	$19,164,560
Less: Amounts allocated on Form 5500 to withdrawn participants	(70,075)

Benefits paid directly to participants per the Form 5500	$19,094,485

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Supplemental Schedule

Trump Capital Accumulation Plan

EIN: 22-3136368 Plan#: 001

Schedule H, Line 4i—

Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
* CASH FUND	Interest-bearing cash account	$192,785,677
SELF-DIRECTED ACCOUNTS		6,091,563
* PARTICIPANT LOANS	Interest rates ranging from 5.0% to 12.0%	18,460,744

		$217,337,984

*	Indicates party-in-interest to the Plan.

Historical cost is not required to be presented as all the investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRUMP CAPITAL ACCUMULATION PLAN

/s/ CRAIG D. KEYSER
Name:	Craig D. Keyser
Title:	Executive Vice President of Human Resources and Administration

Date: June 29, 2005